Exhibit 19.1

Insider Trading Compliance Policy
Introduction

At The CooperCompanies, Inc. (together with our subsidiaries, the “Company”), we are committed to maintaining the highest standards of integrity and excellence. This Insider Trading Compliance Policy (this “Policy”) outlines our expectations regarding insider trading to ensure compliance with federal laws and regulations.

U.S. federal laws and regulations prohibit trading in the securities of a company while in possession of material nonpublic information and in breach of a duty of trust or confidence. These laws also prohibit sharing this information with others who may trade. We require our employees, directors and other personnel to comply at all times with federal laws and regulations governing insider trading to maintain trust, protect our reputation, and avoid criminal or civil charges. We reserve the right to take disciplinary or other actions that we determine in our sole discretion to be appropriate for any violations of this Policy, including dismissal or disclosure of wrongdoing to governmental authorities.

Who is Covered?

This Policy applies to all officers, directors, employees, contractors and consultants of the Company, regardless of your division, employer or location. It also includes household members and entities controlled by these individuals. Individuals subject to this Policy are responsible for ensuring that members of their household and entities controlled by them comply with this Policy and transactions by these individuals or entities should be treated for the purposes of this Policy as if they were for the account of the individual subject to this Policy.

The directors of CooperCompanies and certain of our executive officers who have been designated as an “officer” pursuant to Rule 16a-1(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) (collectively, “Section 16 Insiders”) are subject to additional restrictions as set forth below.

Key Restrictions
•No Trading on Material Nonpublic Information: Do not buy, sell, gift, or otherwise transfer any CooperCompanies securities if you have material nonpublic information about the Company.
•No Trading on Material Nonpublic Information of Others: Do not buy, sell, gift, or otherwise transfer any securities of another company (such as a customer, supplier or business partner) if you have material nonpublic information about that company that you obtain in connection with your employment or affiliation with the Company.
•No Sharing Material Nonpublic Information: Do not share material nonpublic information with anyone outside the Company or within the Company outside of the ordinary course of their job.

For purposes of this Policy:

“Securities” includes stocks, bonds, notes, debentures, options, warrants, equity and other convertible securities, as well as derivative instruments.

“Purchase” and “sale” are defined broadly under the federal securities law. “Purchase” includes not only the actual purchase of a security, but also any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but also any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, the exercise of stock options or warrants, puts, calls, pledging and margin loans, or other derivative securities.

What’s Material Nonpublic Information?

Exhibit 19.1

Information is “material” if it could influence an investor's decision to buy, sell, or hold securities. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security. Also, information that something is likely to happen in the future—or even just that it may happen—could be deemed material.

Examples of material information may include (but are not limited to) information about:

•Corporate earnings or earnings forecasts
•Possible mergers, acquisitions, tender offers, or dispositions
•Major new products or product developments
•Important business developments, such as strategic collaborations
•Management or control changes
•Significant financing developments, including public sales or offerings of debt or equity securities
•Defaults on borrowings
•Bankruptcies
•Cybersecurity or data security incidents
•Significant litigation or regulatory actions

Information is “nonpublic” if it is not available to the general public. Information will be considered “public” if it has been widely disseminated in a manner that makes it generally available to investors, such as through a press release, a filing with the U.S. Securities and Exchange Commission (the “SEC”) or a conference call that meets the requirements under Regulation FD under the Exchange Act. The Compliance Officer (as defined below) will have sole discretion to decide whether information is public for purposes of this Policy.

The circulation of rumors, even if accurate and reported in the media, does not constitute public dissemination. In addition, even after a public announcement, a reasonable period of time may need to lapse in order for the market to react to the information. Generally, the passage of two full trading days following release of the information to the public, is a reasonable waiting period before such information is deemed to be public.

The laws and regulations concerning insider trading are complex, and individuals are encouraged to seek guidance from the Compliance Officer prior to considering a transaction in securities.

Exempt Transactions

The following transactions are exempt from this Policy:

•transactions directly with the Company;
•transactions relating to equity incentive awards without any open-market sale of securities (e.g., cash exercises of stock options or the “net settlement” of restricted stock units but not broker-assisted cashless exercises or open-market sales to cover taxes upon the vesting of restricted stock units);
•“sell-to-cover” transactions pursuant to a non-discretionary policy adopted by the Company that is intended to facilitate the payment of withholding taxes associated with vesting of equity awards (other than stock options); or
•transactions under a pre-cleared Rule 10b5-1 plan; or
•transactions under a pre-cleared non-Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K).

Prohibited Transactions

We have determined that there is a heightened legal risk and the appearance of improper or inappropriate conduct if our employees, directors and other personnel engage in certain types of transactions. Therefore, the following transactions in the CooperCompanies securities are prohibited.

Exhibit 19.1

•Short Sales: Short sales are sales of shares that an individual does not own at the time of sale, or sales of shares against which the individual does not deliver the shares within 20 days after the sale.
•Options: Transactions in puts, calls, or other derivative securities involving the CooperCompanies equity securities, on an exchange, on an over-the-counter market, or in any other organized market.
•Hedging Transactions: Hedging transactions involving the CooperCompanies securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the CooperCompanies equity securities.
•Partnership Distributions: Nothing in this Policy is intended to limit the ability of an investment fund, venture capital partnership or other similar entity with which an individual is affiliated to distribute Company securities to its partners, members, or other similar persons. It is the responsibility of each affected individual and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances, and applicable securities laws.

Rule 10b5-1 Trading Plans

The restrictions in this Policy, except for provisions set forth in the Prohibited Transactions section, do not apply to transactions under a trading plan (a “Trading Plan”) that satisfies either:
•the conditions of Rule 10b5-1; or
•the elements of a non-Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K; and
•the Compliance Officer has pre-approved.

The Compliance Officer may impose such other conditions on the implementation and operation of a Trading Plan as the Compliance Officer deems necessary or advisable. An individual may only modify a Trading Plan outside of a blackout period and, in any event, when the individual does not possess material nonpublic information. Modifications to and early terminations of a Trading Plan are subject to pre-approval by the Compliance Officer.

The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Trading Plan if the Compliance Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Compliance Officer, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Trading Plan.

Blackout Periods

Section 16 Insiders (with their controlled entities and household members) are prohibited from purchasing, selling, gifting or otherwise transferring any security of the CooperCompanies during any blackout period, except as otherwise permitted by this Policy. In addition, from time to time, the Compliance Officer may determine that additional individuals should be subject to a blackout period and will notify these individuals in advance.

Quarterly Blackout Periods

The quarterly blackout period:
•begins on the 15th day of the last month of each fiscal quarter; and
•ends after completion of the second trading day after the earnings release for that quarter.

Exhibit 19.1

A “trading day” is a day on which U.S. national stock exchanges are open for trading. If, for example, the Company were to release earnings on Monday prior to 9:30 a.m. Eastern Time, then the blackout period would terminate after the close of trading on Tuesday. If the Company were to release earnings on Monday after 9:30 a.m. Eastern Time, then the blackout period would terminate after the close of trading on Wednesday. Any question as to whether information is publicly available shall be directed to the Compliance Officer.

Additional Blackout Periods

From time to time, the Compliance Officer may determine that an additional blackout period is appropriate. Persons subject to an additional blackout period will be notified in advance by the Compliance Officer and may not purchase, sell, gift or otherwise transfer any security of the Company during the duration of the additional blackout period, except as otherwise permitted by this Policy. In addition, these persons must not disclose that an additional blackout period is in effect.

Pre-Clearance of Transactions

Section 16 Insiders (with their controlled entities and household members) must pre-clear each transaction in any security of the CooperCompanies. Any request for pre-clearance must be in writing, should be made at least two business days in advance of the proposed transaction, and should include the identity of the person or entity effecting the transaction, a description of the proposed transaction, the proposed date of the transaction, and the number of shares or other securities involved. In addition, the Section 16 Insider must execute a certification that he or she is not aware of material nonpublic information about the Company. The Compliance Officer, or the Chief Financial Officer for transactions by the Compliance Officer, shall have sole discretion to decide whether to clear any contemplated transaction. Pre-clearance approval will remain valid for five business days for transactions without a proposed transaction date. Notwithstanding receipt of pre-clearance, if the Pre-Clearance Person becomes aware of material nonpublic information, or becomes subject to a blackout period before the transaction is affected, the transaction may not be completed.

Pre-clearance should not be understood to represent legal advice by the Company that a proposed transaction complies with the law. None of the Company, the Compliance Officer, or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance.

Margin Accounts and Pledging

Section 16 Insiders may not pledge CooperCompanies securities as collateral for a loan, purchase CooperCompanies securities on margin (i.e., borrowing money to purchase the securities), or placing CooperCompanies securities in a margin account without the prior written consent of the Compliance Officer. This prohibition does not apply to cashless exercises of stock options under the CooperCompanies equity plans.

Post-Termination Transactions

If an individual is in possession of material nonpublic information when the individual’s service terminates, the restrictions set forth in this Policy continue to apply until that information has become public or is no longer material.

Certification of Compliance

All Covered Persons may be asked periodically to certify their compliance with the terms and provisions of this Policy.

Exhibit 19.1

Policy Administration

The Company’s General Counsel or his or her designee (the “Compliance Officer”) shall administer this Policy and has the authority to interpret, amend and implement this Policy. This authority includes interpreting or waiving the terms of this Policy, to the extent consistent with its general purpose and applicable securities laws. The Chief Financial Officer will administer this Policy as it applies to any trading activity by the Compliance Officer.

Questions or Concerns?

If you have any questions or concerns regarding this Policy, please reach out to our Compliance Officer (Legal@CooperCo.com), who is responsible for the administration of this Policy.